

Mail Stop 3720

December 1, 2006

Mr. Vincent F. Sollitto, Jr.
Chairman and Chief Executive Officer
Syntax-Brillian Corporation
1600 North Desert Drive
Tempe, AZ 85281-1230

      Re: **Syntax-Brillian Corporation**
             Amendment No. 1 to Registration Statement on Form S-3
             Filed November 22, 2006
             File No. 333-134774

             Form 10-Q for the Quarter Ended September 30, 2006
             Filed November 9, 2006
             File No. 0-50289

Dear Mr. Sollitto:

We have reviewed the above filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1.   Please file as exhibits all agreements entered into with Taiwan Kolin Co. Ltd, including all agreements related to manufacturing, rebates, price protection, distribution, and warranty expenses. We may have further comment upon receipt of these.

Form 10-Q for the Quarter Ended September 30, 2006

Condensed Consolidated Statement of Cash Flows, page 3

2.   We refer to the $5.3 million inventory reserve adjustment presented to reconcile net income to operating cash flows for the three months ended September 30, 2006. It appears that you reduced your inventory reserve by this amount, with a corresponding credit to income. However, it does not appear that you have explained the nature or impact of this adjustment in Management's Discussion and Analysis of Financial Condition and Results of Operations. Please tell us about the $5.3 million adjustment in sufficient detail to help us understand the nature of the adjustment and its impact on your balance sheet and income statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

3.   Management's Discussion and Analysis must specifically focus on known material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating performance or of future financial condition. Since it appears that both the adjustment to your inventory reserve and the impact of the price protection you receive from Kolin are material to your results of operations, please amend Form 10-Q for the quarter ended September 30, 2006 to disclose the nature of these adjustments and the related impact on your financial results.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Adams at (202) 551-3363 or Terry French, Branch Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via facsimile*
         Brian H. Blaney, Esq.
         (602) 445-8100